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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/18**_____ AND ENDING_____**12/31/18**_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Commerce One Financial, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jericho Quadrangle, Suite 228

(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stepanie Murray   610-465-1419

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., Inc.

(Name – if individual, state last, first, middle name)

1225 Franklin Ave., Suite 200	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Thomas Jennings _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce One Financial, Inc. _____ , as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE ONE FINANCIAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Commerce One Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. (the Company), as of December 31, 2018, and the related notes. In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Commerce One Financial Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Commerce One Financial, Inc.'s management. Our responsibility is to express an opinion on Commerce One Financial Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commerce One Financial Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff, Trattner & Co. P.C.

We have served as Commerce One Financial Inc.'s auditor since 2003.

Garden City, New York
February 27, 2019

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 16,896	
Accounts receivable from clearing organization	233,902	
Property and equipment, at cost, less accumulated depreciation and amortization	2,217	
Security deposit	13,796	
TOTAL ASSETS		$ 266,811

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 81,080	
Deferred rent	21,050	
Total Liabilities		$ 102,130

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Additional paid-in-capital	183,180	
Accumulated Deficit	(33,499)	
Total Shareholder's Equity		164,681
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 266,811

See accompanying notes to financial statements.

-2-

COMMERCE ONE FINANCIAL, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2018

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Jericho, New York and derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Effective January 1, 2018 the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash in bank deposit accounts and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts receivable from clearing organization and account payable for which carrying values approximate fair values due to the short maturities of those instruments.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation and amortization is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either January 1, 2018 or December 31, 2018.

The shareholder has elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, the Company's income or loss and credits will be passed through to the shareholder and combined with his other personal income and deductions to determine taxable income on his individual tax return. Recently issued guidance by the FASB on Uncertainty in Income Taxes has no effect on the Company's financial statements principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2018, the Company was not exposed to such risk.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2018, the Company was not exposed to such risk.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate). The new lease guidance is not expected to cause a significant changes to the Company's financial statements.

Through 2018, the FASB issued various updates ("ASU") to the FASB ASC. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2018 that had a material effect on its statement of financial condition.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 27, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

3. ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required. The receivable includes a deposit for $25,000 with the clearing organization required by its agreement with the Company.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years		
Furniture, fixtures, equipment, and leasehold improvements	5-7 years	$	51,671
Less: Accumulated depreciation and amortization			50,930
Net property and equipment		$	741

5. COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company is obligated under an operating lease for office space. As of December 31, 2018, the future minimum lease payments under this non-cancelable lease is as follows:

Year Ended December 31,

2019	$	76,483
2020		78,566
2021		20,132
	$	175,181

The Company has straight lined rent for the year 2018 due to escalating clauses in its office lease agreement and has recorded a deferred rent liability $16,924 as of December 31, 2018.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $95,952, which was $90,952 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .38 to 1.00.